UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amdendment No. 1)
Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

INTERNATIONAL BALER CORPORATION
(Name of the Issuer)

INTERNATIONAL BALER CORPORATION
AVIS INDUSTRIAL CORPORATION
AIC MERGER SUB, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
459041-10-9
(CUSIP Number of Class of Securities)

International Baler Corporation D. Roger Griffin Chief Executive Officer 5400 Rio Grande Boulevard Jacksonville, Florida 32254 904-358-3812	Avis Industrial Corporation AIC Merger Sub, Inc. Gregory L. King, President & CEO 1909 S Main Street, P.O. Box 548 Upland, Indiana 46989 (765) 998-8100
(Name, Address, and Telephone Numbers of Persons Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statements)
With copies to:
Laura M. Holm Fox Rothschild LLP 777 S. Flagler Drive West Tower – Suite 1700 West Palm Beach, Florida 33401 (561) 804-4408	Bradley C. Arnett Jeremy E. Hill Dentons Bingham Greenebaum LLP 312 Walnut Street, Suite 2450 Cincinnati, Ohio 45202 (513) 455-7611
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

Introduction
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 jointly filed with the Securities and Exchange Commission, on April 20, 2022 (the “Schedule 13E-3”), by International Baler Corporation, a Delaware corporation (“Baler”), Avis Industrial Corporation, an Indiana corporation (“Avis”), and AIC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Avis (“Merger Sub”).
The Schedule 13E-3 relates to the cash tender offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Baler (the “Shares”) owned by stockholders other than Avis, at a price of $1.74 per Share, to the seller in cash, without interest, less any applicable withholding taxes (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 23, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Baler, Avis and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Baler pursuant to Section 253 of the Delaware General Corporation Law, with Baler being the surviving corporation in the merger (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the Tender Offer Statement on Schedule TO filed by Merger Sub and Avis on April 20, 2022 (the “Schedule TO”), which contains as exhibits the Offer to Purchase, dated April 20, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Offer to Purchase.
In response to the Offer, Baler filed a Solicitation/Recommendation Statement on Schedule 14D-9 on April 20, 2022 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by Baler with the SEC on May 20, 2022, and the Offer to Purchase, as amended by the Tender Offer Statement (Amendment No. 1) on Schedule TO filed by Avis and and Merger Sub on May 20, 2022, including all schedules, annexes and exhibits thereto, copies of which amedments are included as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of the Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in the Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase, in each case, as amended and supplemented.
Pursuant to General Instruction J to Schedule 13E-3, the information previously disclosed in the Schedule 13E-3 is omitted from this Amendment No. 1. Such information previously disclosed in the Schedule 13E-3 is incorporated by reference into this Amendment No. 1, except that such information is amended and supplemented to the extent provided in this Amendment No. 1. All information contained in this Amendment No. 1 and the Schedule 13E-3 concerning Baler, Avis and Merger Sub has been provided by such person and not by any other person.
Item 15.   Additional Information
Item 15 of the Schedule 13E-3 is hereby amended and supplemented by adding the following disclosure as a new paragraph under Item 15(c):
“Final Results of the Offer and the Completion of the Merger.
At 5:00 P.M., New York City time, on May 19, 2022, the Offer expired as scheduled and was not extended. Merger Sub was advised by the Depositary that, as of the Expiration Date, a total of 613,766 were validly tendered into the Offer and not validly withdrawn, representing approximately 62.7% of the Shares outstanding as of the Expiration Date, excluding the Shares owned by Avis. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.
The number of Shares tendered pursuant to the Offer satisfied the Minimum Tender Condition for Merger. Following Merger Sub’s purchase of the tendered Shares, Avis and Merger Sub intend to complete the acquisition of International Baler Corporation (“Baler”) through the Merger without a meeting of the stockholders of Baler in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”). At the Effective Time, each Share that is not owned by Avis, Merger Sub, Baler, or any stockholders of Baler who properly demanded appraisal pursuant to Section 262 of the DGCL in connection with the Merger will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Each Share owned by Avis, Merger Sub and Baler immediately prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.
Following the Merger, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended.”
Item 16.   Exhibits.
Item 16 is amended and supplemented by adding the following exhibits:
Exhibit No.	Description
(a)(1)	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Schedule TO filed by Avis and Merger Sub on May 20, 2022).
(a)(2)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 (incorporated by reference to Baler’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on May 20, 2022).
* * * * * *

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 20, 2022
INTERNATIONAL BALER CORPORATION
By: /s/ D. Roger Griffin
Name: D. Roger Griffin
Title: Chief Executive Officer
AVIS INDUSTRIAL CORPORATION
By: /s/ Gregory L. King
Name: Gregory L. King
Title: President and Chief Executive Officer
AIC MERGER SUB, INC.
By: /s/ Gregory L. King
Name: Gregory L. King
Title: President